                                                                    EXHIBIT 4.18


                   AMENDMENT TO THE 1999 CHAIRMAN STOCK OPTION
                    PLAN OF AMERICAN FREIGHTWAYS CORPORATION
                    ----------------------------------------


     THIS AMENDMENT, made by the Compensation Committee and the Board of Directors of American Freightways Corporation (the "Company") is effective as of the date signed by the officer below.

                               W-I-T-N-E-S-S-E-T-H

     WHEREAS, the Company sponsors the 1999 Chairman Stock Option Plan of American Freightways Corporation (the "Plan"); and

     WHEREAS, paragraph 5 of Section 1 of the Plan authorizes the Committee and the Board of Directors of the Company to amend the Plan from time to time; and

     WHEREAS, the Committee and the Board of Directors of the Company has determined that it is in the best interests of the Plan's participants and beneficiaries and the Company's shareholders to amend Section 3 of the Plan to provide for the treatment of options upon the occurrence of certain events.

     NOW, THEREFORE, the Plan is hereby amended as follows:


1. Effective as of the date set forth below, the second paragraph of Section 3 (Recapitalizations and Reorganizations) shall be amended so that, after giving affect to all prior amendments, the third and last sentence thereof shall read as follows:

          In the event of a merger or consolidation of the Company in which the Company does not survive and the agreement of merger or consolidation provides that outstanding options shall not terminate (or shall be substituted), unless otherwise provided in the agreement of merger or consolidation, (i) this Plan shall continue and be effective for purposes of administering options previously granted and remaining outstanding (or any substituted options), (ii) the successor company (or its parent) to such merger or consolidation shall assume the Company's obligations hereunder and thereunder, and (iii) notwithstanding paragraph 3E of Section 2, if an optionee resigns or is terminated as Chairman as a result of or arising from such merger or consolidation of the Company, options granted prior to such resignation or termination (or any substituted options) shall continue to vest and shall remain exercisable for such time and in such manner as if the Chairman had not resigned or been terminated, so long as the Chairman remains otherwise employed by an affiliate of the Company, or its successor, or serves as a member of the Board of Directors of an affiliate of the Company or its successor, and, thereafter, until the expiration of the vesting period with respect to the options, agrees to be available to consult on matters affecting the Company or its successor.


This amendment is executed and effective as of this 19th day of January, 2001.